Exhibit 99.1

Sapiens to Accelerate Insurers’ Digital Transformation with AI-Driven Upgrades for Life, Pensions, & Annuities

New Sapiens CoreSuite release empowers life insurers, agents, customers, and administrators with greater speed, intelligence, and deeper customer engagement via gen AI

Rochelle Park, NJ, June 17, 2025 – Sapiens International Corporation, a leading global provider of software solutions for the insurance industry, announced the latest release of CoreSuite a comprehensive policy administration system for life, pensions, and annuities. Life insurers can now streamline operations, and enhance user experiences and customer outcomes, while enabling faster time to market.

Agents, customers, and administrators will benefit from generative AI (Gen AI)-powered chatbots; machine learning (ML)-driven lead generation; and predictive tools for buying propensity, product recommendations, and next-best actions. The ability to deliver highly personalized offers will help life insurers deepen customer engagement.

A newly enhanced conversion and migration toolset will redefine conversion and migration, supporting transformation initiatives. Gen AI makes it possible to analyze legacy data, reduce manual queries, initiate configuration, and improve team productivity. The update features a redesigned UI/UX across portals and the CoreSuite policy administration solution, aligned with accessibility standards.

Fully pre-integrated within Sapiens Insurance Platform –including Sapiens IllustrationPro, ApplicationPro, UnderwritingPro, DataSuite, and DigitalSuite – the latest release also includes a rich catalog of out-of-the-box life, pensions, and annuity products, ready for quick adoption and rapid deployment . The new functionality can support seamless illustration-to-application conversions with integrated detection for abnormal user behavior during the completion of new business applications.

“With this release, we are delivering technically sophisticated innovation that’s also deeply practical and intuitive for life insurers and their customers,” said Roni Al-Dor, Sapiens President and CEO. “We’re proud to equip insurers with powerful capabilities that empower agents, speed up underwriting, and personalize customer service. It’s about helping our clients deliver value faster, and with more intelligence, than ever before.”

Sapiens CoreSuite for Life, Pensions, & Annuities is an end-to-end, cloud-native solution with enhanced digital capabilities for the management of both individual and group life, retirement products, and investment and voluntary benefits.

Sapiens Insurance Platform is an AI-based, open, integrated platform that accelerates adoption, delivers sustained value, and empowers insurers to grow, modernize and optimize.

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our Saas-based solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information visit https://sapiens.com or follow us on LinkedIn.

Investor and Media Contact
Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024. In order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com